Filed Pursuant to Rule 433

Registration No. 333-126811

June 7, 2006

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Robert E. Diamond, Jr., President, Barclays PLC to Ring NYSE Opening Bell

Launch of First iPathSM Exchange Traded Notes on NYSE

First Day of Barclays Classic – PGA TOUR Event

20th Anniversary of Barclays listing on NYSE

New York, NY (June 7) – Barclays PLC announces that Robert E. Diamond, Jr., President, Barclays PLC, will ring The Opening BellSM of the NYSE on Thursday, June 8, 2006 to celebrate the listing of its first two iPathSM Exchange Traded Notes (iPath ETNs); the second year of the Barclays Classic, a PGA TOUR event; and the 20th anniversary of Barclays listing on the NYSE.

“This is a momentous occasion for Barclays in the United States. These achievements represent the firm’s growing American presence,” said Diamond. “In addition, the iPath ETNs demonstrate the innovative solutions that Barclays creates for clients, as well as the unique ways in which Barclays businesses work together.”

iPath ETNs are securities linked to the performance of a market index. The first two iPath ETNs have a 30-year maturity and are linked to commodity indexes, the Dow Jones-AIG Commodity Index Total ReturnSM and the GSCI® Total Return Index. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability. Barclays Bank PLC is the issuer, Barclays Capital Inc., is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath ETNs to intermediaries. The pricing supplements can be found on the SEC website at the indicated address for iPath ETNs linked to each of the following indexes:

Dow Jones-AIG Commodity Index Total ReturnSM:

http://www.sec.gov/Archives/edgar/data/312070/000093041306004401/c42164_424b2.htm

GSCI®Total Return Index:

http://www.sec.gov/Archives/edgar/data/312070/000093041306004402/c42162_424b2.htm

Barclays Classic at Westchester Country Club in Harrison, NY is the firm’s title sponsorship of the PGA TOUR. The tournament takes place from June 5 – 11, 2006 with the first day of competition kicking off Thursday, June 8.

Lastly, this year marks the 20th anniversary of Barclays listing of its American Depository Receipts (ADR) on the NYSE. Barclays PLC joined the NYSE in 1986.

About Barclays PLC

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. Operating in over 60 countries and employing over 113,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses. UK Banking delivers banking products and services to over 14 million retail customers and 775,000 businesses in the UK. Barclaycard is one of the leading credit card businesses in Europe, and has 17 million cards in issue. Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs. Barclays Global Investors is one of the world’s largest asset managers and a leading provider of investment management products and services. Wealth Management has over 580,000 affluent and high net worth clients. International Retail and Commercial Banking is our global retail and commercial banking operation, with over 2 million international clients, in geographies which currently include the Caribbean, France, Spain, Portugal, Italy, Africa and the Middle East. For more information about Barclays PLC, please visit www.barclays.com

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides corporates, financial institutions, governments and supranational organizations with solutions to their financing and risk management needs. Barclays Capital has the support of an AA rated parent bank with a balance sheet of over £924.4 billion. With offices in 26 countries, the firm employs over 9,000 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide.

About Barclays Global Investors

Barclays Global Investors is one of the world’s largest asset managers and a leading global provider of investment management products and services. It has over 2,800 institutional clients and over $1.5 trillion of assets under management. It transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1978. BGI is the global product leader in Exchange Traded Funds (iShares) with over 140 funds for institutions and individuals trading in eleven markets globally. It has $193 billion of iShares under management.

About Barclaycard

In the UK, Barclaycard has 11.2 million retail customers, with 4.3 million cards issued internationally. Barclaycard can be used to pay for goods and services in more than 22 million places in over 200 countries and to withdraw cash from over 600,000 cash machines and banks worldwide. Barclaycard was set up in 1966 and was the UK’s first credit card. It is also the UK’s leading card services provider on the internet. Barclaycard includes Barclays consumer lending businesses, mostly branded as Barclayloan, as well as: FirstPlus and Clydesdale Financial Services. Outside the UK, Barclaycard International provides credit cards in the United States, Germany, Spain, Greece, Italy, Portugal, Scandinavia and a number of other countries.

The following link provides further information about the iPath ETNs:

http://www.ipathetn.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM”, and “Dow Jones – AIG Commodity IndexSM” are registered trademarks or service marks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, and Goldman Sachs Commodity Index are trademarks or service marks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman other than in its capacity as a dealer of securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are service marks of Barclays Bank PLC. All other trademarks, service marks or registered trademarks are the property of their respective owners.

For more information on the Barclays Classic, please visit:

http://www.barclaysclassic.com

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